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SEC FILE NUMBER
8-48995

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Logan Group Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Douglas Blvd, STE 240
(No. and Street)

Roseville	CA	95651
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Logan — 916.791.3200 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – if individual, state last, first, middle name)

325 N St Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Logan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Logan Group Securities, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

SEE ATTACHED
CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Placer)

On 3/26/2021 before me, Justin Meek Notary Public
(insert name and title of the officer)

personally appeared Kevin Logan,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JUSTIN MEEK
COMM. # 2215690
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
MY COMM. EXP. OCT. 10, 2021

Signature ______________________ **(Seal)**

THE LOGAN GROUP SECURITIES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

THE LOGAN GROUP SECURITIES

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Proprietor of The Logan Group Securities

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of The Logan Group Securities (the "Company") as of December 31, 2020, and the related statements of operations, changes in proprietor's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
March 26, 2021

THE LOGAN GROUP SECURITIES
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 2,348
Investments in securities, at fair value	23,345
Accounts receivable	4,841
Prepaid expenses	1,262
Total Assets	$ 31,796

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	
Accounts payable	$ 1,734
Total liabilities	1,734
Proprietor's Equity	30,062
Total Liabilities & Proprietor's Equity	$ 31,796

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Commissions	$ 386,065
Distribution fees	83,088
Trading income (loss)	3,548
Interest income	141
Total Revenues	472,842
Expenses	
Professional fees	15,990
Administrative support	4,800
Rent expense	3,600
Regulatory fees	1,886
Data and communications	2,400
Insurance	2,336
Office supplies	1,148
Other expenses	539
Total Expenses	32,699
Net Income	$ 440,143

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Changes in Proprietor's Equity
For the Year Ended December 31, 2020

	Total
Balances at December 31, 2019	$ 103,425
Distributions	(513,506)
Net income	440,143
Balances at December 31, 2020	$ 30,062

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 440,143
Adjustments to reconcile net income/(loss) to net cash provided (used) by operating activities:	
Trading (income) loss	(3,548)
Change in assets and liabilities:	
Increase in accounts receivable	(4,841)
Increase in investments	(141)
Decrease in commissions receivable	13,502
Increase in prepaid expenses	(898)
Decrease in accounts payable	(339)
Decrease in accrued expenses	(500)
Net cash used by operating activities	443,378
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Distributions to sole proprietor	(513,506)
Net cash provided by financing activities	--
Net decrease in cash	(70,128)
Cash at beginning of year	72,476
Cash at end of year	$ 2,348

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:	
Interest	$ (141)
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The Logan Group Securities (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California and Colorado.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Revenue is recognized as earned based upon the contractual terms of each respective investment banking agreement, generally at the completion of the transaction.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

As the Company is a sole proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is incurred by the sole proprietor on their personal tax return.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of approximately $26,067 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Related Party Transactions

The Company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support and to rent storage space on a monthly basis. During the year the Company paid $10,800 to the related entity for these services.

The financial position, results of operations and cash flows of the Company differ from those that would be achieved had the Company operated autonomously.

Note 4 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Securities owned and securities sold not yet purchased represent temporary positions in the Company's error account at fair value and are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2020.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through March 26, 2021, the date which the financial statements were issued.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2020

Schedule I

THE LOGAN GROUP SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total proprietor's equity qualified for net capital	$ 30,062
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	30,062
Deductions and/or charges	
Prepaid expenses	(1,262)
Net capital before haircuts on securities positions	28,800
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	(2,733)
Net capital	$ 26,067

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,734
Total aggregate indebtedness	$ 1,734

Schedule I (continued)

THE LOGAN GROUP SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 116
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 21,067
Ratio: Aggregate indebtedness to net capital	0.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

Board of Directors
The Logan Group Securities

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) The Logan Group Securities (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to acting as a mutual fund retailer, selling variable life insurance or annuities and providing investment advisory services. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Logan Group Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
March 26, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

The Logan Group Securities Exemption Report

The Logan Group Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) providing investment advisory services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kevin Logan, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Chief Executive Officer

Date of Report: January 28, 2021